Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127722

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED MARCH 1, 2006

i2 TECHNOLOGIES, INC.

7,651,178 Shares of Common Stock

This Prospectus Supplement No. 1 supplements and amends the prospectus dated March 1, 2006 relating to the resale by a certain selling stockholder of up to 7,651,178 shares of common stock of i2 Technologies, Inc.

This prospectus supplement should be read in conjunction with the prospectus dated March 1, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

We are filing this prospectus supplement to reflect the following events:

•

R2 Investments, LDC has sold 3,214,677 shares of our common stock under the prospectus dated March 1, 2006, representing all of the common stock covered by such prospectus other than common stock issuable upon conversion of our 2.5% series B convertible preferred stock; and

•	R2 Investments, LDC has transferred to R2 Top Hat, Ltd. all of its shares of our 2.5% Series B convertible preferred stock.

The table appearing under the caption “Selling Stockholder” on page 11 of the prospectus is hereby amended by removing such table and the corresponding footnote (1) in their entirety and adding in lieu thereof the following:

			Number of Shares of Common Stock that may be Acquired upon Conversion of Series B Preferred Stock
Name of Selling Stockholder	Shares of Common Stock Owned			Aggregate Shares of Common Stock that may be Sold		Shares of Common Stock Owned After the Offering (3)
	Number	Percentage		Number	Percentage	Number	Percentage
R2 Top Hat, Ltd. (1)	0	—	4,436,501(2)	4,436,501	17.4%	0	—

(1)

R2 Top Hat, Ltd. (“Top Hat”) is advised by Amalgamated Gadget, L.P., a Texas limited partnership (“Amalgamated”), pursuant to an investment management agreement. Pursuant to such agreement, Amalgamated, acting through its general partner, Scepter Holdings, Inc., a Texas corporation (“Scepter”), has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Series B preferred stock owned by Top Hat (and any shares of common stock into which such preferred stock may be converted). As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Series B preferred stock (including any common stock issuable upon conversion). Geoffrey Raynor, as the President and sole shareholder of Scepter, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Series B preferred stock. The address of Top Hat is: In care of Amalgamated Gadget, L.P., 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

The information contained in this prospectus supplement relating to R2 Investments, LDC and R2 Top Hat, Ltd. is based on information provided to us by R2 Investments, LDC and R2 Top Hat, Ltd. and reflects their respective holdings as of February 22, 2007. The applicable ownership percentages shown above for R2 Top Hat, Ltd. are based on an aggregate of 21,097,615 shares of our common stock issued and outstanding as of February 22, 2007.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 2 of the prospectus, as well as the sections entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission, before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 26, 2007